UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2018 Production, Volume Sold per Metal Results and 2019 Guidance

LIMA, Peru--(BUSINESS WIRE)--January 14, 2019--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 4Q18 production and volume sold. The Company also announced full year 2019 operating guidance (100% basis), 2019 EBITDA guidance from direct operations, 2019 De-Bottlenecking Program guidance and 2019 CAPEX guidance.

4Q18 Production per Metal and 2019 Operating Guidance (100% basis)

	4Q18 (Actual)	12M18 (Actual)	2018 (Last Guidance)	2019 (Estimated)

Gold (Oz.)
Orcopampa	13,372	115,887	120k - 140k	75k - 90k
Tambomayo	31,026	129,172	125k - 135k	90k - 110k
La Zanja	20,101	71,630	70k - 80k	25k - 35k
Tantahuatay	49,708	173,192	160k - 180k	150k - 170k
Yanacocha	141,465	514,563	470k - 545k	510k*
El Brocal	4,111	21,429	20k - 25k	25k - 30k

Silver (Oz.)
Uchucchacua	3,256,870	15,420,102	15.0M - 17.0M	14.5M - 15.5M
Julcani	666,259	2,482,907	2.3M - 2.5M	2.2M - 2.5M
Mallay	97,670	514,081	0.4M - 0.5M	0
Tambomayo	873,249	3,929,808	3.5M - 4.5M	2.5M - 3.0M
El Brocal	934,642	3,901,869	4.6M - 5.0M	4.5M - 5.5M

Lead (MT)
Julcani	264	1,048	1.0k - 2.0k	0.9k - 1.0k
Uchucchacua	4,961	19,122	18.0k - 20.0k	22.0k - 26.0k
Mallay	401	1,768	0.5k - 2.5k	0
Tambomayo	1,522	4,220	3.0k - 4.5k	4.0k - 5.0k
El Brocal	5,361	20,582	20.0k - 30.0k	22.0k - 26.0k

Zinc (MT)
El Brocal	9,702	45,593	45k - 55k	57k - 65k
Uchucchacua	5,867	21,840	20.0k - 22.0k	27k - 32k
Mallay	1,107	4,151	3.0k - 3.6k	0
Tambomayo	2,080	8,685	7.5k - 8.5k	6k - 8k

Copper (MT)
El Brocal	12,093	46,231	45k - 55k	47k - 52k

*As announced by Newmont.

2018 Production Comments

Gold Operations

  Orcopampa:

  As was previously announced on December 12, Orcopampa’s 2018 production was below the Company’s most recently released production guidance due to management’s strategic decision to temporarily cease production in order to focus on centralizing the operation, prioritizing the De-Bottlenecking Program over ore extraction.
  Tambomayo:

  2018 gold, silver and lead production was in line with the most recent guidance released. 2018 zinc production was slightly above the guidance provided.
  La Zanja:

  2018 gold production was in line with the most recent guidance released.
  Tantahuatay:

  2018 gold production was in line with the most recent guidance released.

Silver Operations

  Uchucchacua:

  2018 silver, lead and zinc production was in line with the most recent guidance released.
  Julcani:

  2018 silver and lead production was in line with the most recent guidance released.
  Mallay:

  2018 silver and zinc production was slightly above the most recent guidance released. 2018 lead production was in line with the most recent guidance released.

Base Metals Operations

  El Brocal:

  2018 gold, copper, lead and zinc production was in line with the most recent guidance released.

  Silver production was below the Company’s most recently released guidance , mainly due to changes in the mining sequence which resulted in lower silver grades. Silver grades are expected to improve in 1Q19.

2018 Volume Sold

4Q18 Volume sold per Metal (100% basis)

	4Q18 (Actual)	12M18 (Actual)

Gold (Oz.)
Orcopampa	13,405	116,719
Tambomayo	25,691	119,211
La Zanja	20,234	74,370
Tantahuatay	51,355	171,770
El Brocal	2,482	14,297

Silver (Oz.)
Uchucchacua	2,949,234	14,443,456
Julcani	635,338	2,368,497
Mallay	97,106	458,671
Tambomayo	662,978	3,570,382
El Brocal	773,051	3,058,987

Lead (MT)
Julcani	237	915
Uchucchacua	4,553	17,071
Mallay	387	1,633
Tambomayo	709	3,268
El Brocal	5,248	18,713

Zinc (MT)
El Brocal	8,020	37,470
Uchucchacua	4,328	16,811
Mallay	931	3,369
Tambomayo	1,769	7,143

Copper (MT)
El Brocal	11,523	43,710

Realized Metal Prices

	4Q18	12M18

Gold	1,223	1,268
Silver	13.51	15.09
Lead	1,792	2,141
Zinc	2,338	2,686
Copper	5,801	6,277

2019 Guidance

1. EBITDA Direct Operations

The company expects an EBITDA of $310-380 million during 2019.

Regarding Buenaventura’s guidance for 2019, the Company expects 2019E EBITDA to be in line with that which was announced for 2018, despite an anticipated decrease in production which is expected to be offset by decreased Opex resulting from the continued success of Buenaventura’s De-Bottlenecking Program.

*2019 prices: Au: 1,250 US$/Oz; Ag: $16.00 US$/Oz; Cu: 6,000 US$/MT; Zn: 2,500 US$/MT & Pb: 2,100 US$/MT

2. 2019 De-Bottlenecking Program*

		Name	Stage	Annual EBITDA
TAMBOMAYO	1	Mine Design Optimization	Increase of efficiency of the ratio of mining preparations per tone + Haulage Fleet reduction	$4.0 -5.0M
	2	Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$11.0 – 12.0M
	3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$1.0 – 2.0M
ORCOPAMPA	1	Mine Centralization	Reduction of equipment	$2.0 – 2.5M
	2	Improvement of efficiency in exploration	Reduction of exploration galleries and emphasis in diamond drilling	$2.0 – 2.5M
	3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$1.0 – 2.0M
UCHUCCHACUA	1	Optimization of the ore transport system	Reduction of equipment and haulage distances	$1.0 – 1.5M
	2	Improvement of efficiency in exploration	Emphasis in zones close to the exploitation areas (centralization)	$3.5 – 4.5M
	3	Cost Optimization in Support Areas	Optimization of services and process	$1.5 – 2.5M
EL BROCAL	1	Mine Design Optimization	Stope design optimization to reduce galleries per ton mined	$5.0 – 6.0M
	2	Renegotiation cost rates with contractors	Optimization of the use of the equipment fleet	$1.5 – 2.5M
	3	Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$6.0 – 7.0M

TOTAL : $40.0 - 50.0M

*In the coming conference call, the company will present a breakdown of the De-Bottlenecking Program by quarter.

3. Total Capex**

The company expects a total CAPEX of $80-120 million during 2019.

**In the coming conference call, the company will present a breakdown of total capex by objectives (sustaining and growth).

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Contacts in Lima:
Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Investor Relations Coordinator
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   January 14, 2019